Exhibit 99.2

Form:  12  |  NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID (“NCIB”)

THOMSON REUTERS

1.             Securities Sought:

                                                (a)           class of securities:  Common shares (“Common Shares”) of Thomson Reuters Corporation (the “Company”)

                                                (b)           total number of securities:

                                                                (i)   issued and outstanding: 642,283,748  Common Shares and 186,531,435 ordinary shares of Thomson Reuters PLC (“Ordinary Shares”) as of May 30, 2008

                                                                (ii)  if applicable, the total public float: Not applicable

                                                (c)           percentage of securities that the NCIB is for:

                                                                (i)   % of issued and outstanding (maximum 5%): 1.81%, aggregating the issued and outstanding Common Shares and Ordinary Shares

                                                                (ii)   % of the public float, as the case may be (maximum 10%): Not applicable

                                                (d)           maximum number of securities that may be acquired under the NCIB:  Up to 15,000,000 Common Shares

                                                (e)           where the issuer has established a specific number of securities to be acquired under the NCIB, the number of securities sought:  Up to 15,000,000 Common Shares

(f)                                    is the issuer an investment fund:  No

                                                                If the answer is NO, the average daily trading volume for six months prior to date hereof:

                                                                1,861,605 Common Shares — average daily trading volume on the TSX for the six months prior to May 30, 2008

                                                (g)           if the issuer has a class of restricted securities:

                                                                (i)            a description of the voting rights of all equity securities:  Not applicable

                                                                (ii)           if the issuer does not propose to make the same NCIB for all classes of voting and equity securities, the reasons for so limiting the NCIB:  Not applicable

2.                                      Duration:  State the dates on which the NCIB will commence and terminate. The NCIB may not extend for a period of more than one year from the date on which purchases may commence.  (ie.  May 1, 2004 to April 30, 2005):

                                                The NCIB will commence on June 6, 2008 and will terminate no later than June 5, 2009.

Form 12 — Notice of Intention to make a Normal Course Issuer Bid (as at June 1, 2007)	© 2007, TSX Group Inc.

Form: 12 | Company Name: Thomson Reuters	Stock Symbol: TRI

3.                                      Method of Acquisition:  State the following:

                                                (a)           that purchases will be effected through the facilities of TSX and identify any other exchanges on which purchases will be made:

                                                                Purchases of Common Shares will be effected through the facilities of the TSX and/or the New York Stock Exchange by a registered investment dealer (or an affiliate of the dealer).

                                                (b)           that purchase and payment for the securities will be made by the issuer in accordance with the requirements of TSX:

                                                                Purchase and payment for the Common Shares will be made by Thomson Reuters in accordance with the requirements of the TSX.

                                                (c)           that the price that the issuer will pay for any securities acquired by it will be the market price of the securities at the time of acquisition:

                                                                The price that Thomson Reuters will pay for the Common Shares acquired by it will be the market price of the Common Shares at the time of acquisition. Common Shares purchased by Thomson Reuters will be cancelled.

                                                (d)           whether purchases (other than by way of exempt offer) will be made other than by means of open market transactions during the period the NCIB is outstanding:

                                                                Thomson Reuters does not presently intend to purchase Common Shares other than by means of open market transactions or by way of exempt offers during the period that the NCIB is outstanding.

4.                                      Consideration Offered:  State any restrictions on the price the offeror is prepared to pay and any other restrictions relating to the NICB, such as specific funds available, method of purchasing, etc.:

                                                There are no restrictions on the consideration to be offered by Thomson Reuters under the NCIB and there are no other restrictions relating to the NCIB. Thomson Reuters and holders of the Common Shares will be responsible for the payment of commissions to their respective brokers through which purchases and sales will be made at the applicable prevailing rates at the time of purchase.

5.                                      Reasons for the NCIB:  State the purpose or business reasons for the NCIB:

In authorizing the NCIB, the Thomson Reuters Board believes that the purchase of Common Shares from time to time can be undertaken at prices that make the acquisition of such Common Shares an appropriate use of Thomson Reuters available funds and an appropriate mechanism for returning capital to its shareholders.

6.                                      Valuation:  Include a summary of any appraisal or valuation of the issuer known to the directors or officers of the issuer after reasonable enquiry regarding the issuer, its material assets or securities prepared within the two years preceding the date of the notice, together with a statement of a reasonable time and place at which such appraisal or valuation, or a copy thereof, may be inspected. For this purpose, the phrase appraisal or valuation means both an independent appraisal or valuation and a material non-independent appraisal or valuation:

Form 12 — Notice of Intention to make a Normal Course Issuer Bid (as at June 1, 2007)	© 2007, TSX Group Inc.

Form: 12 | Company Name: Thomson Reuters	Stock Symbol: TRI

The directors and officers of Thomson Reuters, after reasonable enquiry, have no knowledge of any appraisal or valuation regarding Thomson Reuters, its material assets or securities, prepared within the last two years preceding the date of this notice.

7.                                      Previous Purchases:  Where the issuer has purchased securities which are the subject of the NCIB bid within the past 12 months, state the following:

                                                (a)           method of acquisition: Purchases were made through the facilities of the TSX under an NCIB which commenced on May 7, 2007 and expired on May 6, 2008.

                                                (b)           the number of securities purchased: 2,370,500

                                                (c)           the weighted average price paid:  C$38.75 per Common Share.

8.                                      Persons Acting Jointly or In Concert with the Issuer:  Disclose the identity of any party acting jointly or in concert with the issuer:

                                There are no persons acting jointly or in concert with Thomson Reuters.

9.                                      Acceptance by Insiders, Affiliates and Associates:

                                                                                                (a)           name of every director or senior officer of the issuer who intends to sell securities of the issuer during the course of the NCIB:

No director or senior officer of Thomson Reuters presently intends to sell Common Shares during the course of the NCIB. During the course of this NCIB, directors and senior officers of Thomson Reuters may from time to time effect such sales of Common Shares as may be necessary in their personal circumstances and sales of Common Shares by such persons may occur as a result of the exercise by such persons of outstanding stock options or the vesting of restricted share units or deferred share units.

                                                (b)           where their intention is known after reasonable enquiry, the name of every associate of a director or senior officer of the issuer, person acting jointly or in concert with the issuer, or person holding 10% or more of any class of equity securities of the issuer, who intends to sell securities:

Except as set forth below, to the knowledge of Thomson Reuters, its directors and senior officers, after reasonable enquiry, (i) no associate of a director or senior officer of Thomson Reuters; (b) no person acting jointly in concert with Thomson Reuters; and (iii) no person holding 10% or more of any class of equity securities of Thomson Reuters presently intends to sell Common Shares during the course of this NCIB.

During the course of this NCIB, The Woodbridge Company Limited and other companies affiliated with it (“Woodbridge”), the principal and controlling shareholder of Thomson Reuters, may sell Common Shares from time to time. Under Thomson Reuters dual listed company structure, holders of Common Shares and Ordinary Shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. As of May 30, 2008, Woodbridge beneficially owned 452,082,798 Common Shares and, based on the issued share capital of the Company and Thomson Reuters PLC as of May 30, 2008, had a voting interest in Thomson Reuters of approximately 54.55%.

10.                               Benefits from the NCIB:  State direct or indirect benefits to any of the persons or companies named in item 9 of selling or not selling securities of the issuer during the course of the NCIB. An answer to this item is not required where the benefits to such person or company of selling or not selling securities are

Form 12 — Notice of Intention to make a Normal Course Issuer Bid (as at June 1, 2007)	© 2007, TSX Group Inc.

Form: 12 | Company Name: Thomson Reuters	Stock Symbol: TRI

                the same as the benefits to any other securityholder who sells or does not sell:

                                                Not applicable.

11.                               Material Changes in the Affairs of the Issuer:  Disclose any previously undisclosed material changes or plans or proposals for material changes in the affairs of the issuer:

To the knowledge of Thomson Reuters, its directors and senior officers, after reasonable enquiry, there are no undisclosed material changes in the affairs of Thomson Reuters.

12.                               Participating Organization Information:

                                                (a)           Name of broker:  RBC Dominion Securities Inc.

                                                (b)           Name of registered representative: Graham MacKenzie

                                                (c)           Address of broker:  200 Bay Street, Royal Bank Plaza, 2nd Floor / South Tower, Toronto, Ontario  M5J 2W7, Canada

                                                (d)           Fax number:  (416) 842-6100

13.                               Any significant information regarding the NCIB not disclosed above, including any details regarding the use of put options or forward purchase contracts in conjunction with the NCIB:

On April 17, 2008, Thomson Reuters announced a US$500 million share repurchase program. Thomson Reuters began acquiring Ordinary Shares on April 18, 2008 through the facilities of the London Stock Exchange in accordance with applicable English securities laws and stock exchange requirements. From April 18, 2008 through May 30, 2008, Thomson Reuters repurchased approximately 9.6 million Ordinary Shares, for a total cost of approximately US$302 million. During the course of this NCIB, Thomson Reuters repurchases of Ordinary Shares, taken together with its repurchases of Common Shares under this NCIB, will not exceed 5% of the issued and outstanding Common Shares and Ordinary Shares as of May 30, 2008.

From time to time, when Thomson Reuters does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its brokers to allow for the repurchase of Common Shares at times when it ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise.  Any such plans entered into with Thomson Reuters brokers will be adopted in accordance with applicable Canadian and English securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934.

14.                               Certificate:  The undersigned, a director or senior officer of the issuer duly authorized by the issuer’s board of directors, certifies that this notice is complete and accurate and in compliance with Section 629 and 629.1 of the TSX Company Manual. This notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

/s/ David E. Shaw
NAME: David E. Shaw
TITLE: Treasurer

DATE: June 4, 2008

Form 12 — Notice of Intention to make a Normal Course Issuer Bid (as at June 1, 2007)	© 2007, TSX Group Inc.